Tempo Offices, Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 9445 1006 Fax: + 618 9204 2383 Email: invest@missionnewenergy.com

10 November 2011
ASX ANNOUNCEMENT

Mission NewEnergy Reports Unaudited First Quarter Fiscal Year 2012 Financial Results

-	Total revenue up 297% over same period last year to $18.1 million
-	Net profit up 269% over same period last year to $8.4 million
-	Buyback of $15 million 2012 convertible note debt

Subiaco Western Australia, November 10, 2011 -- Mission NewEnergy Limited (Nasdaq: MNEL, ASX:MBT), a global provider of environmentally sustainable biofuels, today announced its unaudited financial results for the first quarter of the 2012 fiscal year, ended September 30, 2011.

“We are delighted to kick off the fiscal year with a strong financial quarter.  Our biodiesel refining operations continue to deliver positive cashflow to our company as we build our Jatropha supply, with sales into the European and Malaysian markets.  During the quarter, we have also significantly strengthened our balance sheet by buying back our 2012 convertible notes at a significant discount,” said Nathan Mahalingam CEO, Mission NewEnergy Limited. “Our Jatropha operations continue to develop towards providing a captive supply of low cost material for biofuels that we expect to be cost competitive with petroleum products at US$52 per barrel.”

All numbers presented are unaudited and presented in Australian dollars, unless stated otherwise.

Unaudited Results for First Quarter Fiscal Year 2012 - the three months ending September 30, 2011.
-	Total Revenue: $18.1 million é (increased 297% vs. last year)
-	Net Profit: $ 8.4 million é (increased 269% vs. last year)
-	Cash Loss: $ 2.0 million é (decreased 26% vs. last year)

Cash Position -  $12.7 million.
As of September 30, 2011 the group cash position was $12.7 million.

Financial Results

Total revenue for the first quarter of the 2012 fiscal year was $18.1 million, compared to $4.6 million for the first quarter of the 2011 fiscal year, an increase of $13.5 million or 297 percent. The increase in revenue relates primarily to increased revenue from biofuel product sales and recognition of biological asset revenue from the Company’s Jatropha business of $3.2 million and the recognition of a gain from the buyback of the Company’s 2012 convertible notes of $10.3 million.

Gross profit  for the first quarter of the 2012 fiscal year was $12.3 million (excluding the convertible note gain which totalled $2.0 million) compared to a gross profit of $0.05 million for the first quarter of the 2011 fiscal year.

Operating expenditure for the first quarter of the 2012 fiscal year was $2.0 million, with the same cost incurred in the first quarter of the 2011 fiscal year. Foreign currency revaluations for the first quarter of the 2012 fiscal year was a gain of $0.4 million, and a loss of $1.2 million for the first quarter of the 2011 fiscal year. Non cash related expenditure increased by $1.1 million to $1.3 million in the first quarter of the 2012 fiscal year, from $0.2 million over the first quarter of the 2011 fiscal year, primarily as a result of the increase in sales of Jatropha saplings and the associated provision for bad debts of $0.8 million and impairment of assets.

Net profit for the first quarter of the 2012 fiscal year was $8.4 million compared to a net loss of $5.0 million for the first quarter of the 2011 fiscal year, representing a 269% improvement. This improvement is primarily a result of the $10.3 million gain on the settlement of the 2012 convertible notes and operating performance.

Net cash loss in the first quarter of the 2012 fiscal year was $2.0 million, compared to net cash loss of $2.7 million for the first quarter of the 2011 fiscal year.

As of September 30, 2011, Mission held a cash position of $12.7 million.  Effective cash as of June 30, 2011, was $20.5 million, the reduction in cash is attributed to the $5 million dollar buyback of the $15 million convertible note debt and $2 million dollar cash loss for the quarter attributable to operations. Other current assets total $19.9 million and the Company’s current liabilities total $4.7 million.

“Sales in Malaysia for the quarter resulted in a sharp revenue uptick relative to last year. We are delighted to be in a position to sell into multiple global markets, so despite negative commodity spreads for much of the quarter, our refining operation provided a positive cash contribution to our company, bringing us closer to our own captive supply of low cost feedstock,” Mahalingam added.

**All numbers presented are unaudited and presented in Australian dollars, unless stated otherwise.

Business highlights for the quarter ended September 30, 2011

-	Commenced sales into the Malaysian biodiesel mandate
-	Executed term deal for European biodiesel sales commencing January 2012
-	Petitioned the US Environmental Protection Agency for approval of g-Palm
-	Buyback of $15 million in convertible note debt due in May 2012

Conference Call Information

The company will discuss these results in a conference call scheduled for 5:00 p.m. EST US time, today November 9, 2011, and 6:00 a.m. Australian Western standard time November 10, 2011.  The conference call can be accessed by dialing 888-338-8373 (U.S.), +1 973-872-3000 (international), or 1800-637-926 (Australia), and reference the conference ID 22294328.  An audio replay of the conference call will be available approximately two hours after the conclusion of the call on the Investor Relations section of the Company's website at www.missionnewenergy.com, and will remain available for approximately 60 calendar days.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies.  At full capacity we can produce 105 million gallons of biodiesel and have over 234,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 27 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements are identified by the use of words such as "anticipates," "believes," "estimates," "expects," "goal," "intends," "plans," "potential," "predicts," "will," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such statements are based on management's current expectations and are subject to various factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such forward-looking statements. Mission may experience significant fluctuations in future operating results due to a number of economic conditions, including, but not limited to, competition in the biodiesel and other industries in which the Company competes, commodity market risks, financial market risks, counter-party risks, risks associated with changes to federal policy or regulation, expected palm oil prices and operating expenses, risks, risks associated with the Company's commercialize of Jatropha production and commercialize Jatropha-related products and technology as well as market acceptance of such products, the growth potential of the Jatropha industry, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.  Mission assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The cautionary statements in this report expressly qualify all of our forward-looking statements. In addition, the Company is not obligated, and does not intend, to update any of its forward-looking statements at any time unless an update is required by applicable securities laws.

-    Financial tables follow

Consolidated Unaudited Financial Results

Profit & Loss
Figures in A$.

	Three Months Ending September 30,
	2011	2010
Revenue
Product Sales	6,112,442	4,459,251
Jatropha Biological Revenue	1,510,487	2,434
Other	10,459,465	94,736
Total Revenue	18,082,394	4,556,421

Cost of Sales	(5,787,510)	(4,551,277)

Gross Profit	12,294,884	5,144

Cash Gross Profit	484,713	2,710

Expenses
Operating Expenditure	(2,002,897)	(2,035,995)
Foreign currency gain (loss)	447,975	(1,242,073)
Non Cash Expenditure	(1,329,985)	(248,757)
Total Expense	(2,884,907)	(3,526,825)

EBITDA	9,409,977	(3,521,681)
Depreciation & Amortisation	(132,053)	(148,177)
Finance Charge - amortization	(385,005)	(595,182)
Finance Charge - coupon payment	(500,594)	(708,525)
Income Tax	(3,846)	(2,330)
Net Profit / (Loss)	8,388,479	(4,975,895)

Net Cash (Loss)	(2,022,624)	(2,744,140)

Earnings per share
Weighted-average share used	8,608,263	5,580,032
Basic	0.97	(0.89)
Diluted	0.97	NA

Capital Structure

The table below reflects the number of equity instruments at each reporting period end.

	September 30,
	2011	20101
Issued ordinary shares	8,634,036	5,611,885
Convertible notes	704,789	935,577
Employee and third party share options	-	77,315
Employee performance rights	49,744	245,067
Share issue options (warrants)	2,995,009	2,995,009
TOTAL	12,383,578	9,864,853

Profit and Loss Review:

Quarterly Net Profit improved $13.4 million from a $5.0 million loss in the 2010 quarter, to a net profit of $8.4 million in the 2011 quarter.

Quarterly Revenue increased $13.5 million from $4.6 million in the 2010 quarter, to $18.1 million in the 2011 quarter.  The revenue of $18.1 million for the quarter was primarily made up of refining operations product sales of $5.8 million (biodiesel biofuels, gycerin and electricity revenue) and a further $1.5 million from the production of Jatropha saplings in preparation of sale to Mission’s contract farmers (Jatropha Biological Revenue). The remaining $10.3 million in revenue primarily stems from a non-cash recognition of a gain from the settlement of Mission’s series one 2012 convertible notes.

Quarterly Gross Profit increased $12.3 million from a gross profit of $5,144 in the 2010 quarter, to $12.3 million in the 2011 quarter. Adjusting for non-cash revenue (including Jatropha Biological revenue and gain from the settlement of Mission's series one convertible notes) results in a Cash Gross Profit of $0.5 million for the quarter, up $0.5 million from last year.

Quarterly Operating Expenditure for the 2011 quarter remained around the same at $2.0 million for each of the comparative quarters. Foreign exchange impacts decreased by $1.6 million from a loss of $1.2 million in the 2010 quarter to a gain in the 2011 quarter of $0.4 million primarily from the period end revaluation of intercompany loans. Non cash expenditure increased $1.1 million from $0.2 million in the 2010 quarter to $1.3 million in the 2011 quarter, primarily as a result in an increase in a provision of impairment for assets and provision for doubtful debts in the quarter ended September 30, 2011.

Quarterly finance charges, both the amortisation portion (being amortisation of the equity component of the convertible note) and the coupon accrual (which is paid in November and May of each year), has reduced from the 2010 comparative quarter as a result of the settlement of the 2012 series one convertible note.

1 These instruments have been adjusted to reflect the 50:1 share consolidation completed in March 2011.

Quarterly Net Profit of $8.4 million, once adjusted for non-cash items (including non-cash revenue and non-cash expenditures) results in a quarterly Net Cash Loss of $2.0 million, being a $0.7 million decrease from the comparative period.  Non-cash revenue includes Jatropha Biological Revenue and other revenue gain from the restructure of Mission’s series one convertible notes, totalling $11.8 million.  Non-cash expenditure includes foreign currency adjustment, employee share scheme expenses, impairments, provisions, depreciation and amortization totalled $1.4 million in the quarter ending September 30, 2011 and $2.2 million for the quarter ending September 30, 2010.

Balance Sheet (Unaudited)
Figures in A$.

	September 30,
	2011	2010
Assets
Cash & cash equivalents	12,706,521	12,029,571
Accounts receivable	2,028,662	3,847,364
Inventory	3,678,152	1,651,184
Other	1,453,770	1,866,436
Total Current Assets	19,867,105	19,394,554

Property, plant and equipment	6,398,113	7,607,613
Accounts receivable	-	3,975,768
Intangible assets	-	1,248,338
Other	867,742	169,332
Total Non-current assets	7,265,854	13,001,052
Total Assets	27,132,959	32,395,607

Liabilities
Trade and other payables	3,463,884	2,964,796
Financial Liabilities	1,139,917	1,434,470
Other	78,544	18,805
Total Current Liabilities	4,682,346	4,417,872

Financial liabilities	44,435,860	59,247,091
Total non-current liabilities	44,435,860	59,247,091
Total Liabilities	49,118,205	63,664,963

Net Assets Deficit	(21,985,246)	(31,269,356)

Total Equity	(21,985,245)	(31,269,356)

Balance Sheet Review:

At period end, cash on hand was $12.7 million.  The Company’s current assets total $19.9 million with current liabilities of $4.6 million giving Mission a 4.2 times current ratio.

Current financial liabilities increased marginally by $0.3 million between the comparable periods.  Non-current financial liabilities reduced $14.8 million to $44.4 million, primarily as a result of the settlement of the series one convertible notes. The non-current financial liabilities are primarily the series two convertible notes, which mature in May 2014.

Statement of Cash-flows (Unaudited):
Figures in A$.

	Three Months Ending September 30,
	2011	2010
Cash flow from Operating Activities	1,954,623	(2,651,377)
Cash flow from investing activities	(298,277)	(967,770)
Cash flow from financing activities	(5,117,576)	(140,583)
Net increase / (Decrease in cash held) before foreign exchamge movements	(3,461,230)	(3,759,730)

Cash-flow Statement Review:

The cash inflow from operating activities in the table above takes into account the affects of changes in working capital. The swing from an outflow of $2.7 million to an inflow of $1.9 million was a result of the timing of the cash flows from purchase of raw materials and the resultant inflow of cash from sales. However the positive cash inflow from operating activities in the quarter ending September 30, 2011, is reflective of the Cash Gross Profit of $0.5 million in this period.

Cash flow from investing activates for the 2011 quarter primarily include capital expenditure of $0.2 million for the distillation column to service both refineries.

Cash flow from financing activities for the 2011 quarter principally relates to the settlement of the series one 2012 convertible note for $5 million.  The remaining $0.1 million in financing activities related to loan payments for Mission owned office property and windmills.

Operating Segmental Information

Mission operating segments are segregated into three categories:
1.	Refining Operations (Malaysia): including the production and sale of biodiesel and by-products of the biodiesel production process.
2.
Jatropha Operations (India): including the production of Jatropha saplings in Mission nurseries.  The training, monitoring and provision of extension services to Mission’s Jatropha contract farmers. The logistics and supply chain management of Jatropha seed collection.  The extraction of crude Jatropha oil and Jatropha seed cake from Jatropha seeds.

3.
Corporate Operation (Australia, Europe & USA):  including corporate employees, professional fees, overhead costs and costs not associated with a specific segment (including windmill and foreign exchange).

The following are the revenue, gross profit, operating expenditure and gross operating income of each segment:

	Three Months Ending September 30,
	2011	2010

Revenue
Refining Operation	5,870,625	4,261,581
Jatropha Operation	1,510,487	2,434
Corporate	10,701,282	292,405
	18,082,394	4,556,421
Gross Profit
Refining Operation	240,977	(90,961)
Jatropha Operation	1,352,625	(196,300)
Corporate	10,701,282	292,405
	12,294,884	5,144
Operating Expenditure - Cash Costs
Refining Operation	653,170	613,102
Jatropha Operation	501,304	764,394
Corporate	848,423	658,499
	2,002,897	2,035,995

Non-IFRS Financial Measures

Mission is deemed to be a Foreign Private Issuer by the USA Securities and Exchange Commission (SEC). Accordingly, Mission’s audited financial statements are prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board. No reconciliation between IFRS and US-GAAP is required.

This press release includes the financial measures defined as “non-IFRS financial measures” and we present these numbers such as Cash Gross Profit, Operating Expenditure and Net Cash Profit / Loss, together (‘non-IFRS Financial Measures”) because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.  In addition, we use non-IFRS Financial Measures when determining the effectiveness of our business strategies and senior management.  Non IFRS information is not prepared under a comprehensive set of accounting rules and therefore, should only be read in conjunction with financial information reported under IFRS when understanding Mission's operating performance.

A reconciliation of IFRS net loss to Net Cash Profit / Loss is included in the table below:

Reconciliation of IFRS numbers to Management numbers

	Three Months Ending September 30,
	2011	2010
Gross profit	12,294,884	5144
Less: Non cash revenue - Jatropha Biological revenue	(1,510,487)	(2,434)
Less: Non cash revenue - gain on settlement of convertible note	(10,299,684)	-
Cash Gross Profit	484,713	2,710
Less: Operating Expenditure ~ Cash cost	(2,002,897)	(2,035,995)
Less: Finance costs ~ Cash	(500,594)	(708,525)
Less: Income tax (expense)/benefit	(3,846)	(2,330)
Net Cash Loss	(2,022,624)	(2,744,140)

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Investor Relations: Stern Investor Relations, Inc. SMA Global Julia Avery +1 (212) 362-1200 julia@sternir.com	Media Contact: SMA Global Jason Drennan +1 (310) 566-7070 jason.drennan@smaglobal.com
Company Contact: James Garton Head Corporate Finance, M&A Phone: + 1 (210) 841-5741 james@missionnewenergy.com